UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Approval of the "Taxation of Profits from Natural Resources" Legislation

Item 1

November 19, 2015

Approval of the "Taxation of Profits from Natural Resources" Legislation

Further to Note 23.C(5) of the Company's 2014 financial statements and to the Operating and Financial Review part of the Company's Q3 2015 results, the Company hereby wishes to update that on November 18, 2015, the Israeli Parliament ("Knesset") approved the "Taxation of Profits from Natural Resources" legislation, in the same form as approved by the Knesset's Finance Committee on November 8, 2015. This legislation implements the conclusions of Sheshinski Committee II.

The net impact of the legislation on the Company's annual profits in future years will be significantly dependent on the prices of potash that will prevail at the time. The legislation is expected to apply to all minerals other than potash as of 2016 and to apply to potash, as well, as of 2017. If applied on 2015 average potash prices, the Company estimates that the net impact of the new legislation on the Company's annual profits is expected to be lower than the expected net impact of $90-100 million (based on potash prices in 2013) as previously disclosed by the Company on November 12, 2015.

The Company expects to provide a further description of the main principles of the legislation as they apply to the Company after the legislation is formally published and analyzed by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 19, 2015